[Fenwick & West LLP Letterhead]

June 2, 2005

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn:	H. Roger Schwall
Assistant Director

Re:	Diamond Foods, Inc.
Form S-4/A filed on May 27, 2005
File No. 333-123574 (the “Form S-4”)

Ladies and Gentlemen:

     Please be advised that Diamond Foods, Inc. has filed Amendment No. 3 to the Form S-4 contemporaneously with this letter (the “Amendment”). The Amendment primarily reflects financial updates for the fiscal quarter ending April 30, 2005, and is not intended to revise the disclosure in Amendment No. 2 to the Form S-4 that is responsive to the comments of the Commission’s staff, dated May 19, 2005.

     Kindly direct any comments or questions about the foregoing to the undersigned at (415) 875-2479 or, in my absence, to Horace L. Nash at (650) 335-7934.

Sincerely,
/s/ William L. Hughes
William L. Hughes

cc:	Mellissa Campbell Duru, Esq.
Timothy Levenberg, Esq.
Nicholas Panos, Esq.
Barry Stern
Sandra Eisen
Michael J. Mendes
Seth Halio
Horace L. Nash, Esq.
William Scott Ortwein, Esq.